UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Jefferies Group, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of class of securities)

472319102
(CUSIP number)

Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

November 4, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 472319102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	58,006,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	58,006,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		58,006,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		29.044%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	58,006,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	58,006,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		58,006,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		29.044%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 472319102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	58,006,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	58,006,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		58,006,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		29.044%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 5

1	NAME OF REPORTING PERSON:		BEI Jeffvest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	58,006,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	58,006,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		58,006,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		29.044%
14	TYPE OF REPORTING PERSON:		OO

This Amendment No. 4 (this “Amendment”) amends the Statement on Schedule 13D originally filed on April 30, 2008 (the “Original Schedule”) by Leucadia National Corporation (“Leucadia”) and certain subsidiaries thereof, which was subsequently amended (the Original Schedule, as amended, is referred to as the “Schedule 13D”) and is filed by and on behalf of the Reporting Persons defined herein with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Jefferies Group, Inc., a Delaware corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On November 3, 2011, Leucadia acquired beneficial ownership of 1,000,000 shares of Common Stock and on November 4, 2011, Leucadia acquired beneficial ownership of 500,000 shares of Common Stock.  The aggregate amount of funds used to purchase the additional 1,500,000 shares of Common Stock was $17,592,800, including commissions.  All purchases of these shares of Common Stock were made in open market transactions.  The funds used to make such purchase were provided by a contribution to Jeffvest from its parent company, Baldwin.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

As of the close of business on the date of this Statement, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 58,006,024 shares of Common Stock, representing approximately 29.044% of the shares of Common Stock outstanding.  All percentages in this Item 5 are based on the 199,716,925 shares of Common Stock reported as being outstanding as of the close of business on September 28, 2011 in the Company’s Form 10-Q for the fiscal quarter ended August 31, 2011 (the “Outstanding Company Stock”).

(a)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D and the information on Schedule A hereto are incorporated herein by reference.  As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Common Stock:

(i) Jeffvest may be deemed to beneficially own an aggregate of 58,006,024 shares of Common Stock, representing approximately 29.044% of the Outstanding Company Stock.

(ii) By virtue of its ownership of all of the outstanding membership interests in Jeffvest, for purposes of this Statement on Schedule 13D, Baldwin may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Jeffvest.

(iii) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

CUSIP No. 472319102	13D	Page 7

(iv) By virtue of its ownership of all of the outstanding membership interests in Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Jeffvest.  Therefor, Leucadia may be deemed to beneficially own an aggregate of 58,006,024 shares of Common Stock, representing approximately 29.044% of the Oustanding Company Stock.

(v) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.  Additionally, Mr. Cumming may be deemed to beneficially own approximately 18,936.35 shares of Common Stock and Mr. Steinberg may be deemed to beneficially own 18,729 shares of Common Stock received in their respective capacities as directors of the Company.

(b)           The responses of the Leucadia Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D, Item 5(a) hereof and the information on Schedule A hereto are incorporated herein by reference.  Leucadia, Phlcorp, Baldwin and Jeffvest may be deemed, under Rule 13d-3, to have voting and dispositive power with respect to the 58,006,024 shares of Common Stock beneficially owned by Leucadia reflected in this Statement on Schedule 13D.

(c)           Except as reflected on Schedule A hereto or as set forth in Item 3 above, which disclosure is incorporated herein by reference, none of the Reporting Persons has effected any transaction in Common Stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 472319102	13D	Page 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2011

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President and Chief Financial Officer

PHLCORP HOLDING LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President
BEI JEFFVEST, LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title	President

CUSIP No. 472319102	13D	Page 9

Schedule A

Transactions in Shares of Common Stock by the Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Weighted Average Price Per Share
BEI Jeffvest, LLC	11/03/2011	Purchase	1,000,000	$11.8439 (1)
BEI Jeffvest, LLC	11/04/2011	Purchase	500,000	$11.3478(2)

(1)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $11.48 - $12.06. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(2)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $11.17-$11.49. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.